Exhibit 99.1

ParaZero Receives Order From an Air Taxi and Cargo Drone Solutions Company

ParaZero continues to expand its presence in the commercial drone and urban air mobility markets worldwide

Tel Aviv, Israel, Aug. 01, 2023 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, today announced a purchase order received by an autonomous aerial vehicles OEM (Original Equipment Manufacturer) (“OEM”), based in the United Arab Emirates (“UAE”).  The OEM focuses on air taxi and cargo drone solutions.

“This purchase order from an innovative air taxi and cargo drone solutions company in the UAE is a testament to our unwavering dedication to safety for the commercial drone and urban air mobility ecosystem. We look forward to continue seeing our safety technology deployed globally as countries around the world integrate drones and air taxis into their national airspace” commented Boaz Shetzer, Chief Executive Officer of ParaZero.

ParaZero’s SafeAir is a drone and air taxi parachute safety system that mitigates flight risks autonomously. The SafeAir system is equipped with integrated sensors that continuously monitor and analyze the aircraft’s flight patterns to identify any indications of a critical failure. When triggered, the SmartAir Pro™, ParaZero’s onboard computer, responds with an instantaneous activation of the SafeAir system. The system cuts power to the aircraft, alerts people on the ground with an audible alarm, and deploys a ballistic parachute, bringing the aircraft to the ground in a safe, controlled descent.

Equipped with ParaZero’s patented parachute technology, organizations and operators around the world have received regulatory approvals for advanced operations, including autonomous flight beyond visual line of sight (BVLOS), operations over people (OOP), operations in densely populated areas, and drone delivery, by providing a robust safety solution to mitigate ground risk in the event of an emergency.

About ParaZero Technologies
ParaZero ( https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS).

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses fulfilling purchase orders and seeing its safety technology deployed globally as countries around the world integrate drones and air taxis into their national airspace. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the contents of third-party websites.

Investor Relations Contact:
Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com